FILED BY YADKIN FINANCIAL CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: NEWBRIDGE BANCORP

(Commission File No. 000-11448)

YADKIN FINANCIAL CORPORATION FOURTH QUARTER 2015 EARNINGS CALL TRANSCRIPT

Moderator: Scott Custer, President and Chief Executive Officer of Yadkin Financial Corporation

January 28, 2016

10:00 am Eastern Time

Operator:	I'd now like to turn the call over to Scott Custer. Please proceed.

Scott Custer:

Thanks, Operator, and good morning, everyone. And thank you for joining us for our Fourth Quarter Earnings Call. We appreciate your interest in Yadkin. And as we normally do, we have a short presentation deck, which we're going to go through quickly, but obviously leave some time at the end for questions. And hopefully we'll have some of those. I'm going to just get started. I'm joined by Terry Earley, our Chief Financial Officer, and Ed Shuford, our Chief Credit Officer. I'm going to hit some highlights from the quarter and the year, and then turn it over to Terry for some of the more detailed financial highlights of the quarter. I'm going to start with the deck. We'll let you all read the forward-looking statements, disclaimer at your leisure, and move on to Page 3, where we touch on our fourth quarter highlights. And we do feel like it was a very solid quarter. We believe that we're continuing to make great progress. The quality of our earnings continue to improve. I'm going to talk about the components of that in a moment. But just some of the highlights. Forty cents a share net operating EPS, $12.6 million in net income and importantly at 13%, earnings growth year over year compared to same period in 2014. Underlying fundamental metrics remain solid, with an annualized net operating ROTCE of north of 13% at 13.4, and an ROA of 1.14, both up nicely over the prior year. We continue to make progress with our efficiency ratios through the third consecutive quarter, with a sub-60% efficiency ratio. You will recall that, when we did our deal with Yadkin, the Yadkin/VantageSouth deal, we'd telegraphed getting through sub-60 by year end. And the efficiency ratio, we really got there in the second quarter. We've been sub-60 since then. And this quarter, we were at 57-1/2%. So still, good progress, and more to come on the efficiency ratio, especially as we move into our NewBridge transaction. You know, again, we believe we've got one of the best asset generating machines around for a company our size. That continued in the quarter, with almost $400 million in new originations, driving a net loan growth of 13%. We're just under 13% annualized for the quarter. Again, a little more to come on that. And Terry will break that down a little bit as we look at really good growth in our newly originated portfolio, our non-acquired book. And I know a lot of companies focus on their non-acquired book loan growth, and if you annualize that piece for us, it's, our annualized growth in our non-acquired growth was closer to 50% for the quarter. So it does show you the asset machine is running nicely. Equally important, and I don't want to lose sight of that equally important, our non-maturity deposits grew at 13-1/2% quarter over quarter, and continue to see great growth, especially in non-interest bearing DDA. And, finally, book value, which is, I guess the key barometer, continues to grow. It's grown year over year at almost 10% and was at 12.51. Quick update on the merger with NewBridge. All things continue to move along nicely there. Both companies have their shareholder meeting set for February 23. We've received approval, and thank the North Carolina Banking Commissioner for their quick turnaround. We received approval from the North Carolina Commissioner of Banks in January. Still awaiting the FDIC approval. But we believe that we will be at a point to close the transaction later this quarter and are excited about that. Our conversion's scheduled for Q3. And we've got a lot of work underway there. Turning to Page 4, quickly. I know this is a Q4 call, but it is, I think, appropriate to look back at the full year and take a look at what Yadkin accomplished in its first full year, post the Yadkin/VantageSouth deal. We really, I think, began to hit on all cylinders as we moved through 2015. Pre-tax operating income north of $75 million. We talked about that. Almost $50 million of that for tax income. Operating EPS of 1.50, with an ROA of 113 and a 13%, almost a 13% return on capital. The efficiency ratio is sub-60 for the full year, even though we started off the year above 60. We really made progress through the year. Again, I get a lot of questions about loan growth, and telegraphed at the beginning of the year that we would do mid-to high-single-digit loan growth. We believe that's what we can do. We have a high velocity portfolio. So, sometimes the net-net loan growth gets a little blurry because of that. But we did, at the end of the year, almost 7% growth, net growth for the year, and to my calculations, that's mid- to high-single digits. Again, we talked about the book value growth. And just a couple of other things. We redeemed the legacy Yadkin Preferred, and we implemented a 10 cents a share quarterly dividend. So, all things still, I think, from a shareholder perspective, very positive highlights for the year. Page 5 talks about a little closer look at a quarter-to-quarter comparison. Q4 2014 to Q4 2015, and again, you can read the chart and see the great progress across the various metrics. What I wanted to point out was toward the bottom of the chart, the relationship between revenue growth, expense growth, and the type of operating leverage that exists in the business today. And this is to my point about the quality of the earnings, the sustainability of our earnings, and how this company is positioned, not just for today but for tomorrow. You'll note, operating revenue from Q4 '14 to Q4 '15 grew at just under 2%, 1.9%. That's with a $3 million decline in purchase accounting benefit, primarily loan accretion. But some other purchase accounting benefit that would be in that revenue number that was there in Q4 '14. It's not there in Q4 '15. So, despite a $3 million headwind, grew revenue at 2%. If you factor the $3 million back in, if you look at it more at a core same-store sales basis, that revenue growth is really 8% for the year, with expenses down 7.8. Even with that $3 million headwind, there's almost 10% operating leverage in the business. And we feel very encouraged and enthused by that, and believe that certainly can be continued and grown upon as we move into our transaction with NewBridge. That's, really, the highlights in the quarter. Again, we feel good about where we are. Terry Earley, our CFO's going to jump in on Page 6 and get into a little more detail around some of the key parts of our financials. And then we'll have some time for questions.

Terry Earley:

Yes. Thanks, Scott, and good morning everybody. Obviously, the chart at the right just gives you a little more detail on the numbers. And we'll dive deeper into them as we go further through the presentation. At the top bullet, pre-tax, pre-provision earnings $21.8 million compared to $18.4, again, that's with $3 million of purchase accounting benefit headwind. So, it's good growth on a pre-tax, pre-provision basis, but would be even better absent that. Coming on down, on the provision, it's up significantly from Q3 to Q4. The $2.7 million. I think this is one of the places where GAAP accounting tends to gross up some things on the balance sheet. We had the best quarter we've ever had in loan recoveries. And some of that loan recovery goes, it's because these were loans that were charged off prior to the merger date, that those loan recoveries come through net interest income. For everybody else, it would go against net provision. So, it grosses up your provision, it grosses up your net interest income. And you only get to recognize those that are not in your SOP pools, really. We had significant other benefit in our SOP pools, and it's only served to enhance the yield on that portfolio. The SOP asset is the best asset we have on our balance sheet in terms of yield. It's yielding between 8 and 9%. But that's the way the GAAP accounting makes you account for these recoveries as the cash flows on those pools of loans have improved. So, I just want to call that out, that it's, charge-offs are up. Loan growth is up. And just the way we have to account for some of the recoveries. Income tax expense, I just wanted to comment on that. It was down in the quarter. We've been doing some tax planning initiatives to reduce our effective rate. Those came on line, and were realized in Q4. Reduced the rate about 2%, now close to 34. But because those were all realized late in the quarter, don't expect the go-forward effective tax rate to stay at 34. It's also, similarly, not going to go back up to 36 or so. Should be somewhere around 35. So I just wanted to provide that, that level of clarity there. Turning the page to Page 7. Again, we've been talking the first bullet around the decline since Q4 of that purchase accounting benefit. We're doing a lot on the loan pricing side and the deposit pricing side. You see nice improvement in the GAAP NIM and the core NIM. That being, we did some investment portfolio repositioning, late Q3 early Q4 that has, really, paid material dividends for us. We had a security in the portfolio that we bought at a pretty deep discount that got called at par. Talked about the recoveries and pricing. Our loan production yields remain very, very, very strong. They are within a basis point or two of what our contractual loan yields are. And so we're certainly benefiting from that. And it gives us greater stability in the core net interest margins. So, a good story there. Turing the page to Page 8. Non-interest income growth. We had about $10 million. We had record SBA production. The best quarter ever, just over $60 million. Our pipeline remains strong. Our gain on sale was steady to up a few bps. And one of the reasons, I think, is that we didn't sell as much. We only sold about $12 million or so in loans this quarter. Because I thought that, as we move towards the end of the quarter, the supply of product in the market was just so great. Premiums were depressed. We decided to hold. So you can see that in the held for sale numbers on the balance sheet. We've since gone to market in January, and the premiums have recovered a bit, and it proved to be a timely trade, if you will. It certainly illustrates the benefit when you're going to be in the SBA business, as many companies are, of having a bigger balance sheet, and being able to hold on to those loans when the market is, really, just flush with supply. And pricing's taking a hit. On the mortgage side, I think it's a good quarter. Production's down, but production's always down in Q4. That business, really, when you get to Thanksgiving forward through the end of the quarter, just the level of activity and applications and whatnot really slows down. But we had, especially when you compare it to Q4 a year ago. I mean, it's up over 50%. And almost as strong as Q2 of this year. So, our margin was up. The business had a good quarter margin. Our sustainable sale margin was up about 10 bps. And I think that's reflective of the mix of business, and strong, higher percentage of government production. Turn the page. Non-interest expense. Scott talked about the efficiency ratio, 57-1/2, third consecutive quarter at or below 60%. And, we talked about this in the last call, that our, we think Q4 would have higher variable compensation. That certainly was true. And really drove the majority of the increase and expenses for the quarter. We did have two branch sales that occurred very late in the quarter in December. We've talked about those and disclosed those, but those did occur. So, when you think about some of the loan and deposit growth, that's in spite of the two branch sales we also had. Turning to Page 10. The loan growth Scott mentioned at almost 13% in the period, end of period. Good production. I mentioned the SBA loan sales. The second bullet there, I think that's what Scott also highlighted. We grew the originated loan book, 11-1/2% on a linked quarter basis, or 46% annualized. Certainly improved over the last quarter, and excited about that. Good non-maturity deposits and I'd highlight non-interest bearing demand is now 22-1/2% of our deposit base, so, also good metric. Turn to Page 11. Asset quality. We talked about charge-offs. Charge-offs were at 25 bps. The majority of the increase was a single relationship that came through a bank we acquired in 2011. So it's not systemic. All our other credit metrics are, generally, improved. Past dues. Non-accruals. Classifieds. Everything's, generally, tracking pretty good there. Our reserve remains strong, and our classified asset ratio between 22 and 23%. With that, I'm going to stop. Turn back over to Scott.

Scott Custer:

Terry, thanks. And that's, really, our short presentation. Hopefully, that added something to your reading of it, and the time for some questions, if there are any. I'll turn it back over to our Operator, to give you instructions on how to ask questions.

Operator:

Thank you. Ladies and gentlemen, if you'd like to register a question, please press the 1 followed by the 4 on your telephone. You will hear a three-tone prompt to acknowledge your request. If your question has been answered, and you would like to withdraw your registration, please press the 1 followed by the 3. If you're using a speaker phone, please lift your handset before entering your request. Again, to register questions by telephone, press the 1 followed by the 4. One moment please, for our first question. And our first question is from the line of Brady Gailey from KBW. Please proceed.

Brady Gailey:

Hey, good morning, guys.

Scott Custer:

Hi Brady. Good morning.

Terry Earley:

Good morning.

Brady Gailey:

I was just wondering, you mention how you restructured the bond portfolio. And when I saw the bond yield move, kind of, notably higher in 4Q versus 3Q. And I think that was part of the reason why the margin was up. Can you just tell us what you did there, and, if it was, any of that, one time in nature? Or is this new bond yield a good forward run rate.

Terry Earley:

Brady, it's a good question. I think it's a combination of both. We moved out of some, even though we're a big originator of SBAs, we're not a big fan of SBA floaters in the investment portfolio. Because, a lot of times they come with high significant premium risk, with a lot of low loan counts. And so, we had seen that the portfolio, looking backwards, we didn't like the premium risk, and the yield wasn't where we wanted it to be. So we repositioned some stuff to come out of that to go into other variable rates. We, actually, stuck our toe in the AA rated CLO market for the first time. And been happy with that trade, and that's really helped. That's a big part of it. Some of it is, on an average basis, I think the portfolio was a little bit bigger. And then some of it's core operating. But it's non-recurring. It's not every quarter that you get a bond that you've acquired that was at a deep discount that gets called at par. We thought when we bought it, it was going to get called. We were a little bit surprised that it got called as quickly as it did. So... You will not see, well, it depends on what the Fed does with rates. Because we have over 20% of our portfolio in the investment portfolio that's floating. So, assuming the Fed does nothing with rates, I would say the yield's going to come down a little bit because of that, and of that call bond.

Brady Gailey:

All right. And should we expect the margin to also drift down, kind of, watch you back out some of these one-timers?

Terry Earley:

Well, yes. We've been pretty steady, in the 3.70s. When we did the 3.87 calculation, we pulled out the income on the call bond. But, you know, we always, every quarter, have good recovery activity. For the year, we had between $5 and $6 million of loan recoveries. And so, some of that's always flowing through the net interest margin. Was it heavier in Q4? Sure. So it's going to come down some. But I don't think it's going to fall off a cliff.

Brady Gailey:

All right. And then, lastly for me, the efficiency ratio, you know, around 57 to 58%. You kind of hinted once NewBridge is under the umbrella, it could go lower. Any shot at where a pro-forma efficiency ratio can shake out, once the cost saves are realized?

Scott Custer:

Certainly there's a lot more room there. We're still working through that, and it will be a phased-in approach. We're going to close NewBridge, I believe, in this quarter, Q1. So Q1 will be a little bit of a noisy quarter as a result of all of that. We'll begin to get costs out right away. Because the conversion is not until September, there will be some backend loaded toward the end of the year with respect to some of the operational efficiencies. But we believe we can make some good headway right out of the gate. So, you know, I don't know. It's 57 today, you know, it ought to get down to the mid-50s fairly quickly. And then you get in the low 50s. And that would be my hope. But it'll take a few quarters to get there.

Brady Gailey:

Okay. Great. Thanks for the color, guys.

Scott Custer:

Thanks, Brady. See you.

Operator:

Our next question is from the line of Kevin Fitzsimmons from the Hovde Group. Please proceed.

Kevin Fitzsimmons:

Hey, guys. Good morning.

Terry Earley:

Hi, Kevin.

Scott Custer:

Hey, Kevin.

Kevin Fitzsimmons:

Just, this is more of a broad question. But on NewBridge. So, you know, you guys are getting ready to close, and you've had a while to look at it. I'm just curious if anything has jumped out, or emerged to you all in terms of things that were better than you thought, or new synergies. Or things that are a little more challenging than you might have thought, versus when you announced the deal.

Scott Custer:

Yes. Well, obviously, as time moves along, you get to know more. And I guess it'd be, there are things that land on both sides of that coin. More importantly, I would say that the general focus on NewBridge would be the surprises have been, if there have been any surprises, they've been more pleasant. Quality people, NewBridge has had a good run. It had made great progress on many fronts. You know, I'd single out asset quality as a key focus. As you bring over a new portfolio, there's always the fear that you do your diligence and you do your work. And, but then, you're always wondering. Okay, did we miss a little something here or there? And, what I would say is, as we continue to dig, the portfolio quality that NewBridge has is exceptional. It will be additive to our own. So, I think that sets us up to, really, manage the things that we can control on a more direct basis. And I think that, really, is more, when I say things we can control, that's, really, getting at the cost saves sooner and maybe a little deeper than we had thought. And getting at the synergies from bringing the Yadkin business model onto the NewBridge model. We believe we can make some headway with respect to loan pricing. We can make some headway with respect to loan growth. We can make some headway with respect to the improving fee revenue. So those are all the things that we're bullish on. And so, what I would say, that the overall focus, as we get ready to close, we're more bullish than we were when we announced. That'd probably be a way to summarize it.

Kevin Fitzsimmons:

Okay. That's helpful. And one quick follow up. Just on the margin. I know, Terry, you mentioned it could drift a little lower, with the effect of some of these things that were one time in nature falling off on the security side. But think, can you help us with the core margin post NewBridge, how you expect that to look and the trajectory you expect that to take? Assuming no further rate hikes?

Terry Earley:

I think that, Kevin, I think it's a good question. I think, I think the NewBridge margin’s, certainly, significantly lower than ours. Their new production yields are lower than ours. I think we're going to bring a better balance to price and production and growth. So I think the core NIM is going to trim down. You know, and I think if you were to take their NIM and our core NIM, and kind of, volume weight it, if you will. That's a pretty good place to assume where we're going to be. I don't think, as Scott mentioned, and I'm fully in agreement with some of the pricing changes. We've used the same pricing tool, but we use it very differently. And I believe that that different culture around pricing and how we use our tools is going to help to, once we blend the core NIMs, if you will, and we don't have the big credit marks. So we shouldn't have a lot of accretion income that's going to affect even the GAAP NIM so much. I believe the core NIM's going to remain pretty steady.

Kevin Fitzsimmons:

Okay, great. Thanks.

Terry Earley:

Assuming no Fed rate hike. And if anybody can predict the Fed these days, they're really, really good.

Kevin Fitzsimmons:

Got it. Okay. Thanks. Thanks, guys.

Terry Earley:

Right.

Scott Custer:

Thanks, Kevin.

Operator:

Our next question is from the line of William Wallace from Raymond James. Please proceed.

William Wallace:

Thanks, guys. Maybe just one real quick follow up on that, Terry, just for some clarity. So NewBridge closes end of this quarter. Core margin, exclusive of any accretion stuff, goes down in the second quarter. But then you just said, based on some pricing changes that you guys will be able to weigh into their model, you actually expect some stability in core margin in the back half of the year. Is that a fair characterization of what you said?

Terry Earley:

That is.

William Wallace:

Okay.

Terry Earley:

We've been pretty steady. When you look at Page 7, up until this quarter, when we did the investment portfolio repositioning we've had such strong recovery activity that blows through the margin. I don't know how you could ask for a much more stable NIM than what we've had for the preceding four quarters.

William Wallace:

Right. Yes, it's been, I'd say it's been better than stable. So, you've put out some great disclosures around some interest rate profiles in a rising rate environment for Yadkin. How does that change with NewBridge?

Terry Earley:

Good question. I think, we're in the middle of a lot of that modeling right now. I would suspect we're going to be a little bit less asset sensitive when we put our assumption on their business and balance sheet. I didn't mean I think we're going to move to liability sensitive or anything like that. But, you know, Wally, I didn't want to do that work until we got to the 12/31 balance sheet. We're in the middle of it now. But my hunch is, is it's going to make us a little less asset sensitive.

William Wallace:

Okay. That's what I would have assumed as well. Is that how, would you be working internally from an ALCO perspective to get back to the same level of asset sensitivity that you are at now, over time?

Terry Earley:

Probably not. We'll probably just take that a little slower.

Scott Custer:

I'll answer, because I have to, sometimes, give Terry instruction. We'll probably be a little more balanced, but a little closer to neutral just because, Terry's point about not really being able to predict how rates may go. And I think we've been very conservative as how we constructed the balance sheet as we put companies together over the past few years. And, in retrospect, we probably left some money on the table in doing that. So we traded earnings for, maybe, a conservative balance sheet. I'm not saying we're going to go crazy and lurch the other way, but we'll, probably trend a little more toward neutral. And I think that's fine.

William Wallace:

Okay. Thanks for that color, Scott. And then, from a loan growth perspective, Scott, you mentioned in the prepared remarks about a mid-to high-historical growth target in the loan book. Does that still, does that still hold?

Scott Custer:

Yes. I think you should, you know, if we were just going to run Yadkin the way we're running it today, I might be a little more bullish. We're seeing, like I said, we had another quarter of doing $400 million of originations. But, as you put two portfolios together, you know, there's always the inevitable bit of run-off that occurs. We've got a couple of customers that we'll be near our limit on. So we'll do a little paring back there. And as I said, we have a pretty high velocity-type business model in and of itself. So, we will, you know, I think the right type view for the future for us is, you know, right where we've been. Mid to high. You know, like, if we could do another 6-1/2, 7-1/2% loan growth this year in putting two portfolios together like the portfolios we have, that'd be good. But, you know, that said, you know, we're in really good markets. You know, Raleigh-Durham, Cary, Charlotte, Greensboro, Winston-Salem, Wilmington. Those are places that are good. Robust activity continues, and so we'll get, we're getting our share of the business there. And I think, you know, I'm confident that will continue. Notwithstanding being, a little bit, internally focused for a bit of time as we merge the portfolios.

William Wallace:

Okay. Thank you. And then, my last question is along those lines. So, Terry, you mentioned the record production as the SBA business for the quarter of $60-ish million. But that you held some into January, and sold. Do you guys ever balance sheet any of that, or does that all get kept and held for sale, and just moved when you feel like the premiums are right.

Terry Earley:

You know, we do balance sheet some. We certainly balance sheet 504 originations. We balance sheet, even, the 7(a) while it's in the funding up stage. And we, occasionally, will balance sheet some 7(a)s where I don't think the premium, the premium versus the earnings on break-even basis is just too short. And, you know, we're, sort of, holding a, you know, a good 7(a) asset with a, over 5% yield, with a 75% SBA guarantee on the balance sheet. And so, that happens from time to time. It's already happened on some loans in 2016. So, but it's on a loan-by-loan basis, based on premium to our earnings forecast for that loan.

William Wallace:

Okay. And was there, in the fourth quarter, was there an elevated level of any loans that you were keeping out of the SBA business, or...

Terry Earley:

For sure. As I said, we only sold $12 million, so, normally, if you were to go back and look at what we sold in Q3, I don't have the number in front of me, but it's, probably over twice that amount. Probably up $30 million or something like that. It's also important to know, if we choose to hold temporarily, and classify it as held for sale, we'll take the fair value option on that loan. So, we will get the earnings recognition without the sale, and then we'll come back and sell it when we take the premium situation and the supply-demand dynamics are more balanced.

William Wallace:

Okay. Thanks, Terry. Appreciate it.

Scott Custer:

Thanks, Wally.

Operator:

Our next question is from the line of Nancy Bush, from NAB Research. Please proceed.

Nancy Bush:

Good morning.

Terry Earley:

Hey, good morning.

Scott Custer:

Hey, Nancy.

Nancy Bush:

I have two questions for you. And Scott, they relate to two comments that you made early on in your presentation. I'd just like to get a little color on them. The first one is, you described your loan portfolio as, quote, a high velocity portfolio. Could you just define that and whether that's a condition that you like, or want to change? Or does that change with NewBridge?

Scott Custer:

Yes. So, the way we define high velocity, probably relates more to our business model around commercial real estate, as well as SBA. In that, we have, we don't take a lot of duration risk across any asset class, especially in our commercial real estate. You take our home builder finance business, which does a significant origination volume, but the average maturity in that business, the average individual loan maturity is, probably, inside six months. Or right at six months. So, there's a lot of churn there. You look at the SBA business and you're doing a lot of top-level production, but you're selling 75% of the principle balance. You look at our CRE book, the average maturities there are, generally, inside three years. And we're doing a lot of construction lending, which is, then, rolling out to permanent loans, which are outside of our portfolio. So, that's what I mean by high velocity. Just, there's a lack of taking much duration risk. We don't do long-term fixed rate lending. And so, your next question is, do I like that? I do. You know, it presents certain challenges around net loan growth, but it's efficient. It's efficient around capital allocation for the various asset classes. It keeps your assets diversified. And it gives you a better ability to shape and reshape your portfolio as you move along and macro factors change. So, those are all the reasons why I think it's a good way to do it. And you don't fall in love with one thing for too long a period of time.

Nancy Bush:

Does NewBridge change that at all, or sort of throw a speed bump into that strategy that you have to get past?

Scott Custer:

I would say that there, they probably have a longer duration portfolio than we do. But not terribly. It matches nicely. And our experience has been, and this will be the sixth deal we've done. So, our experience is, and we've been able to match new loan origination from the acquired company to our own, fairly quickly. And so, I wouldn't call it a speed bump. It's, probably just, more of a transition that ought to occur over a couple of quarters.

Terry Earley:

This is Terry. Let me jump in, as I agree with Scott on the duration. But I also think, for all the transactions we've done, we're a company that originates 60% of our new production's floating rate. NewBridge is the closest to that of any company we've ever acquired.

Scott Custer:

Right.

Terry Earley:

In terms of their floating rate origination. So, when you look at our loan growth this year, it's 60-70% floating. And the rest is, obviously, fixed. But they're much more like us than anybody else we've ever merged to acquire.

Nancy Bush:

Okay. Great. Secondly, if I could just get you to expand upon one other statement that you made very early on, which is the quality of your earnings is improving. Can you just tell us how you see the quality, and what you want to get to?

Terry Earley:

Yes. I would go back to my point about revenue growth, and that, if you go back a year ago, that was $3 million dollars just in the quarter. In the fourth quarter, there was $3 million of, what really, was non-recurring purchase accounting benefit. That three million is gone, and we've replaced it with good, solid earnings that are, that are here today and here tomorrow, and will be sustainable. And if you take a look at our loan growth, a lot of our loan growth came late in the quarter. So, while it cost us some dollars for increased provision, it sets us up for much better earnings momentum going into 2016. So, I think that we have less of the non-recurring purchase accounting benefit. More of the good, solid fundamentals that are here. The asset generating machine is doing what it, we've been able to hold our new contractual loan rates, and that's reflected in the net interest margin. And we've got a line of sight on good cost saves coming out of NewBridge.

Nancy Bush:

Right.

Terry Earley:

So, all of those things together, to me, speak to the inherent quality of the earnings, not just for today. What the, to me, quality denotes, maybe, fragileness. You know, what's the fragileness of our earnings? Are there fragile points? I don't see a lot of that. I think that we've got a pretty sustainable model here today, that ought to carry us on into the future.

Nancy Bush:

Okay. Great. Thank you very much.

Terry Earley:

Thanks.

Operator:

And ladies and gentlemen, as a reminder, to register questions, press the 1 followed by the 4. Our next question is from the line of Christopher Marinac, from FIG Partners. Please proceed.

Christopher Marinac:

Thanks. Good morning. Scott, Terry, could you talk a little bit about the markets, in terms of how customers are acting, and their forward thoughts about the year. And perhaps contrast between some of your various cities in the footprint.

Scott Custer:

Sure. I think that there's, still, a general sense of optimism. As I talk to people here about new projects, that, obviously, ebbs and flows with where you are. But there's still certainly in the Raleigh-Durham-Cary market, where I live and work and spend most of my time, this is, still a market that's got a lot of good, solid fundamentals. And I think that's where we're getting a good bit of our growth. Charlotte is, equally, robust. For us, we probably, maybe it's because we're a little better positioned here than we are in Charlotte. We probably face a little more competitive pressure there. I do think the competitive nature of the business is still fierce. It's difficult to get business. You've got to have great people, and have those folks have great relationships. That's what we've built on. But that's a high level view. It's hard for me, you know, Terry, or Ed. If there's anything more granular than that that you'd add?

Ed Shuford:

No. That's it.

Christopher Marinac:

All right, great. And then, on the NewBridge transaction. Is there, sort of, I guess a certain, I guess, minimum number of accounts that you think you may not retain? Or do you think that you can, kind of, manage that pretty well? Just curious on an update on that.

Scott Custer:

You know, I always go back and look at past experience as the best indicator for how we'll do that. And we've just been very fortunate that we've been able to beat our account retention targets on builds that we've done. We've just not had a lot of unforced errors there, in terms of losing business. And I hope that's the case. Part of that is the fact that at NewBridge there's, really, very, very good people that will be there today and be there tomorrow, that have done a great job taking care of customers. And so, job number one was to do no harm there. Number two, we'll close the deal in March. We won't convert until September. So we have a long period of time to work through to be sure we get the execution on that right. And so, I have a high confidence factor that we can merge the two companies, convert the two companies, and hang on to all the good business that we have. And grow it from there.

Terry Earley:

Yeah, Chris, I agree with Scott on the people side. I also think it starts with a really good conversion. And we've got a very detailed road map we follow, with the right level of governance and project planning and integration of all that. Our core provider's proven to be a good resource. We've got the same team from them assigned on this one that we worked with on the Yadkin merger. So there's a lot of familiarity. And we're doing what we know to do. It's not like we’ve got to go create a conversion plan from scratch. And so, with the team we've got and the partner we've got, and the plans we've got, I think it sets us up well. Look, things can always go wrong. And you will always have issues at the time of the conversion. But we generally know where those problems can be. And we tend to focus, really, heavily on those to minimize the customer impact. So, if you can get a good conversion under your belt, and you do the right thing by the bankers on the NewBridge side and they're hanging in there with us, it should be pretty good.

Christopher Marinac:

Great. Thanks, Scott. Thanks, Terry. Appreciate the color.

Scott Custer:

Okay. Thanks.

Operator:

There are no further questions from the phone lines at this time.

Scott Custer:

Okay, well very good. Thank you everybody. And thanks to everybody who joined us. We appreciate, again, your interest in following Yadkin. And we'll look forward to talking to you all again at the end of the first quarter. Thanks. Have a great day, everybody.

* * *

Cautionary Statement Regarding Forward-Looking Statements

The information presented herein contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Yadkin Financial Corporation’s (“Yadkin”) and NewBridge Bancorp’s (“NewBridge”) expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Yadkin and NewBridge, including future financial and operating results, expected cost savings, expected impact on future earnings, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and you are cautioned not to place undue reliance on any forward-looking statement.  We assume no duty to update forward-looking statements.

In addition to factors previously disclosed in Yadkin’s and NewBridge’s reports filed with the Securities and Exchange Commission (“SEC”), the following factors among others, could cause actual results to differ materially from forward-looking statements: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Yadkin and NewBridge shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Yadkin and NewBridge businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; the reaction to the transaction of the companies’ customers, employees and counterparties; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information About the Proposed Transaction and Where to Find It

This communication contains statements made in respect of the proposed transaction involving Yadkin and NewBridge. This material is not a substitute for the definitive joint proxy statement/prospectus or any other documents which Yadkin and NewBridge may send to their respective shareholders in connection with the proposed merger. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed transaction, Yadkin has filed with the SEC and the SEC has declared effective, a definitive Registration Statement on Form S-4 that includes a joint proxy statement of Yadkin and NewBridge and a prospectus of Yadkin, as well as other relevant documents concerning the proposed transaction. Investors and security holders are also urged to carefully review and consider each of Yadkin’s and NewBridge’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. Both NewBridge and Yadkin have mailed the joint proxy statement/prospectus to their respective shareholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SHAREHOLDERS OF YADKIN AND NEWBRIDGE ARE URGED TO CAREFULLY READ THE ENTIRE DEFINITIVE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other filings containing information about Yadkin and NewBridge at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus and the other filings may also be obtained free of charge at Yadkin’s website at www.yadkinbank.com, or at NewBridge’s website at www.newbridgebank.com.